SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarifications on inquiries from CVM / B3

Companhia Paranaense de Energia - COPEL ("Company"), a company that generates, transmits, distributes and sells energy, with shares and share deposits (UNITs) classified in B3 SA - Brazil, Stock Exchange, Counter (CPLE3, CPLE5, CPLE6, CPLE11), at NYSE (ELP) and at LATIBEX (XCOP, XCOPO, XCOPU), comes to provide clarification on the questioning of atypical fluctuations involving securities issued by the Company, requested through Official Letter 1217/2021-SLS, sent on 06 of September 2021 by B3 SA - Brasil, Bolsa, Balcão (“B3”), which is transcribed below.

____________________________________________________

September 6, 2021

1217/2021-SLS

Companhia Paranaense de Energia – COPEL

At. Mr. Adriano Rudek de Moura

Investor Relations Officer

Ref.: Request for clarification on atypical oscillation

Dear sir,

In view of the last fluctuations registered with the securities issued by this company, the number of trades and the quantity traded, as below, we request that you be informed, until 09/10/2021, if there is any fact known to you. that can justify them.

PN shares
Prices (R$ per share)
Date	Open	Minimum	Maximum	Avarage	Last	Oscill. %	Neg. Num.	Quantity	Volume (R$)
08/24/2021	6.67	6.65	6.73	6.69	6.7	0.9	14,888	7,149,700	47,849,338.00
08/25/2021	6.66	6.63	6.72	6.67	6.72	0.29	15,600	6,104,400	40,741,736.00
08/26/2021	6.68	6.5	6.7	6.58	6.5	-3.27	22,976	12,004,200	79,028,424.00
08/27/2021	6.55	6.41	6.61	6.54	6.58	1.23	21,120	9,228,100	60,334,870.00
08/30/2021	6.59	6.5	6.69	6.61	6.57	-0.15	20,800	7,259,800	47,988,848.00
08/31/2021	6.59	6.5	6.84	6.79	6.84	4.1	24,792	44,839,000	304,514,431.00
09/01/2021	6.84	6.8	7.12	7.05	7.1	3.8	35,522	21,928,900	154,611,965.00
09/02/2021	7.04	6.89	7.17	7.06	6.98	-1.69	36,063	18,608,400	131,456,609.00
09/03/2021	7.01	6.79	7.09	6.85	6.79	-2.72	60,967	48,581,800	332,863,293.00
09/06/2021*	6.83	6.79	7.22	7.02	7.22	6.33	37,332	14,060,800	98,727,261.00

 *Updated until 4:54 pm.

____________________________________________________

In response to the request, it is clarified that the average trading volume ("ADTV") of class "B" preferred shares issued by the Company ("PNB"), traded under the code "CPLE6", has been suffering relevant fluctuations in the months recent and which have been intensified in recent days.

The Company informs that it is not aware of any relevant act or fact that substantiates these fluctuations and, in its view, this movement may be related to the joint impacts: (i) of the disclosure, on September 2nd of 2021, of the new composition of the theoretical portfolio of the Bovespa index (“Ibovespa”), which increased the weight of shares issued by the Company in said index; (ii) the rebalancing of the MSCI index portfolio at the end of August with a potential impact on Copel's shares; and (iii) the creation of a new tariff flag, announced on August 31, 2021, by the National Electric Energy Agency - ANEEL, with the objective of generate extra revenue to defray the effects of water scarcity.

Curitiba, September 10, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 10, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.